JayHawk Energy, Inc.
6240 E. Seltice Way, Suite C
Post Falls, ID  83854
208-667-1328
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July 29, 2008

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:       H. Roger Schwall, Assistant Director
Division of Corporation Finance
Karl Hiller
Joanna Lam

Re:          JayHawk Energy Inc                                           .
Form 10-K for Fiscal Year Ended September 30, 2007
Filed December 21, 2007
Form 10-QSB for the Fiscal Quarter Ended March 31, 2008
Filed May 16, 2008
Response Letter dated June 25, 2008
File No. 333-121034

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated July 7, 2008 (the “Comment Letter”) relating to the Annual Report on Form 10-KSB for the fiscal year ended September 30, 2007 (the “Annual Report”) of JayHawk Energy, Inc. (the “Company”), the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2008 and the Response Letter dated June 25, 2008. The responses set forth herein refer to each of the Staff’s comments by number.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2008

Note 2 – Unproved Property, page 10

1.
We understand from your disclosure under this heading and in the Form 8-K that you filed on April 3, 2008 that you may have acquired producing properties and operating pipeline with the Girard Project on March 31, 2008. If this is correct, the terms of the acquisition indicate that this would have been a significant transaction for which you would need to have filed financial statements by June 16, 2008. If you do not believe that financial statements are required, please submit details necessary to understand your view; otherwise advise us of your intentions to comply.

Response

We have disclosed under Form 8-K that we have acquired a producing property and pipeline on March 31, 2008.  The combination of the pipeline and property acquired is significant to the financial statements for the fiscal year ended September 30, 2007.  We therefore intend to file audited financial statements in connection with this transaction on an amended Form 8-K as soon as we are able to obtain sufficient information to file such audited financial statements.  We have been in correspondence with the prior owners of the property and pipeline, and while the prior owner is not a public company, our correspondence has been that of urgency.  However, the prior owner has experienced computer problems including a hard drive crash requiring a data recovery process of crucial historical information to which we are uncertain as to the timing of the recovery of the data.  We will maintain communications in order to complete the filing of audited financial statements at the earliest practicable date.  At this time, we are unable to predict the timing of this filing.

Note 3 – Proved Property, page 11

2.
We note your response to prior comment 10, requesting that we not object to your presenting Statements of Revenues and Direct Operating Expenses in lieu of full financial statements for your January 16, 2008 acquisition of producing oil and gas properties, stating that “…it will be difficult to prepare a full set of financial statements for the property due to limited information being available from the prior operator and also due to this property not being independent from other properties owned by the prior operator.”

We have consulted with our Division Chief Accountant’s Office and will require further information to better understand your situation. Please address the following points.

▪      Explain how the information from prior operator is limited.
▪	Describe your relationship with the prior operator and any ongoing arrangements that you have with the prior operator and owners.
▪	Indicate the nature and significance of the other properties held by the prior operator or owner, relative to the property interests that you acquired.
▪	Tell whether financial statements were prepared for the other properties by the prior operator or owner, and if so identify the periods of coverage.

Response

The Company’s belief that the information from the prior operator is limited is based on management’s assessment of the information that has been provided from the prior operator to date. For example, we have requested support for expenses to audit and have received limited information. Moreover, the prior operator has indicated that it is experiencing internal difficulties, which has hindered their ability to provide documentation in a timely manner. Specifically, their resources appear to be constrained due to the economic and reporting condition of the company.  In addition, the Controller has just resigned and we believe that obtaining an entirety of the documents required to provide a timely or complete set of financial statements is unlikely.

The Company does not have any formal or informal relationship or any ongoing arrangements with the prior operator and owners other than the purchase of this project.

The Company is not specifically aware of the nature and significance of the other properties held by the prior operator or owner, relative to the property interests that the Company acquired. However, a review of the prior owner’s filings on SEDAR indicates that the property acquired by the Company was relatively insignificant as compared other properties held by the prior operator.

Financial statements of the prior operator are available on SEDAR. However, the Company is not aware if financial statements were prepared by the prior operator or owner specifically for the other properties including those considered insignificant, and therefore cannot identify any periods of coverage.

In conclusion, the Company herewith acknowledges that:

	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this response letter adequately addresses the issues raised in your comment letter dated July 7, 2008. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.

Very truly yours,

By: /s/ Joseph B. Young
Name: Joseph B. Young
Title: Chief Financial Officer